Blockchain is one of the most important and transformative technologies of our time so for the first time we're actually able tostore and transfer value without trusting a third party like a bank or government and the implications of this are massive.

over six billion dollars worth of crypto currencies are traded on a day-to-day basis and we think it's gonna increase exponentially because The way these networks are designed is very inclusive

Everyone can participate and invest but there's a big problem

there are over 2,000 crypto currencies out there and most are not legitimate or just not sound investments the lack of transparency information and assessment tools ensure that only a few elite investors can really capitalize on this market

They are the ones that really know what to buy and when to buy it. There's also an issue of security and transparency

Just this year alone. There's been over four billion dollars of crypto that's been stolen. Most investors one exposure to this asset class, but they just don't know where to start

What we do is we take investment strategies from the top minds in crypto and make them available to everyone

Ember fund is a mobile app that allows anyone from around the world to invest like an institutional investor. It just takes a few steps you sign up choose your fund and make your deposit

Ember fund is also fully non-custodial and what that means is that we actually don't store any sensitive information

Like private keys this increases security

Because there isn't a central location where all the assets are stored. The entire point of crypto is really to own your own money

We have already processed about $10 million to the platform without any marketing budget

we're at a point where we're ready to scale and really

You know transform the way people invest around the world and we need to help to do it

So whether you invest in us or just share this video, we really appreciate your time and thank you so much for watching